Exhibit 99.1

LABCORP TO ACQUIRE COVANCE FOR APPROXIMATELY $5.6 BILLION, CREATING WORLD’S LEADING HEALTHCARE DIAGNOSTICS COMPANY

•	Covance shareholders to receive cash and LabCorp shares currently valued at $105.12 per Covance share

•	Combination creates comprehensive healthcare diagnostics company offering customers end-to-end solutions for drug and diagnostics development and commercialization

•	Transaction expected to be accretive to LabCorp earnings in 2015

•	Price represents 32% premium to Covance’s closing stock price on October 31, 2014

•	Dave King to lead combined company as Chairman & CEO; Joe Herring to lead Covance division

•	Corporate headquarters in Burlington, NC; Covance division headquarters in Princeton, NJ

•	Investor/analyst conference call today at 8:00 a.m. ET

Burlington, NC and Princeton, NJ — November 3, 2014 — Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) and Covance Inc. (NYSE: CVD) today announced that they have entered into a definitive agreement under which LabCorp will acquire Covance for cash and LabCorp shares currently valued at $105.12 per Covance share, or an equity value of approximately $6.1 billion and an enterprise value of approximately $5.6 billion. The combination will create the world’s leading healthcare diagnostics company, capitalizing on LabCorp’s industry leadership in medical testing and Covance’s leadership in contract research. Under the terms of the agreement, which has been approved by the Boards of Directors of both companies, Covance shareholders will receive $75.76 in cash and 0.2686 LabCorp shares for each Covance share they own. Covance shareholders will own approximately 15.5% of the combined company.

The agreed price represents a 32% premium to Covance’s closing stock price of $79.90 on October 31, 2014 and a multiple of approximately 13.3 times Covance’s EBITDA over the last 12 months through September 30, 2014. Excluding one-time costs, LabCorp expects the transaction to be accretive to adjusted earnings per share in 2015 before synergies. LabCorp expects to achieve annual cost synergies in excess of $100 million to be fully realized within three years of closing.

LabCorp provides leading-edge medical laboratory testing and services through a national network of primary clinical laboratories and specialty testing laboratories. Covance is the world’s most comprehensive drug development company and a leader in nutritional analysis. Together, the combined company will be the leading provider of medical testing as well as the premier full-service drug development organization partnering with customers across a broad continuum from biopharmaceutical research to drug and diagnostic development to commercialization.

Combination Will Drive Innovation and Efficiencies to Improve Physician and Patient Outcomes

The combined company will leverage technologies that improve patient recruitment for clinical trials, enhance efficiency in the conduct of clinical trials, and deliver data faster to drug sponsors, physicians, and patients. Covance’s innovative risk-based patient monitoring tools will significantly enhance LabCorp’s existing capabilities in predictive analytics, benefitting at-risk patients, risk-bearing physicians, and payors. The combined company’s range of innovative offerings will advance personalized medicine, improve the development of therapeutics, and enable its pharmaceutical customers to revolutionize drug commercialization. Additionally, the combined company will leverage the increased scale of its central laboratory operations and collective data resources to drive greater R&D productivity for its clients.

Combination Will Create New Sources of Revenue and Broaden Customer Base

The combination of LabCorp and Covance will create new sources of revenue and broaden the company’s customer base. Revenue of the combined companies will be derived from managed care (32%), pharmaceutical and biotech companies (29%), commercial customers (22%), Medicare/Medicaid (12%), and private patients (5%). The combined company will have established relationships with all of the top 20 pharmaceutical companies and an attractive payor mix.

Combination Will Enhance Cash Flow to Fund Growth and Future Capital Returns to Shareholders

Over the last 12 months through September 30, 2014, the combined business had pro forma revenue of $8.4 billion, adjusted EBITDA of $1.6 billion and free cash flow of over $700 million. The combined company will have approximately 20% of revenue derived from outside the United States. With strong and stable cash flow, additional payors and revenue sources, as well as superior financial resources as a combined company, LabCorp will have a strong platform for organic growth and acquisitions. The Company expects to maintain its investment grade ratings with this acquisition. In addition, free cash flow will be used to pay down debt quickly, providing future cash flow to return capital to shareholders.

LabCorp Chairman and Chief Executive Officer David P. King and LabCorp Chief Financial Officer Glenn A. Eisenberg will serve, respectively, as Chairman/CEO and CFO of the combined company. Covance Chairman and CEO Joe Herring will lead LabCorp’s Covance division and report directly to Mr. King. LabCorp’s headquarters in Burlington, North Carolina will be the corporate headquarters of the combined company and Covance’s headquarters in Princeton, New Jersey will be the operating headquarters for the Covance division, which will continue to do business under the Covance brand.

Mr. King commented, “This transaction provides LabCorp with immediate scale and a comprehensive market-leading platform in the $141 billion biopharmaceutical research & development market, while at the same time achieving the new sources of revenue, broader payor mix, and greater international presence we have long pursued. Covance also has market access and nutritional businesses that we view as great growth opportunities. By joining our highly compatible and complementary capabilities, the combined company will be an industry leader in both the laboratory and CRO spaces, characterized by global scale, enhanced offerings, new efficiencies, broader and deeper customer relationships, and a differentiated business model. Combining with Covance is fully aligned with our five pillar strategy and broadens our portfolio consistent with our vision of being a trusted partner to healthcare stakeholders, providing knowledge to optimize decision-making, improve health outcomes, and reduce treatment costs.”

“As a combined company, we will be well positioned to respond to and benefit from the fundamental forces of change in our business, including payment for outcomes, pharmaceutical outsourcing, global trial support, trends in pharmaceutical R&D spending, personalized medicine, and big data and informatics,” added Mr. King. “Our increased cash flow will allow us to make an even greater investment in innovation, and we expect the combination of revenue growth from a broader platform, increased scale, synergies, and strategic deployment of cash flow to create significant long-term shareholder value. I am excited to welcome Joe and his team to the LabCorp family and am confident that together we can lead the healthcare diagnostics industry into the future and deliver enormous value for all of our stakeholders.”

“We are thrilled to join forces with another industry leader through a transaction that delivers to our shareholders substantial immediate cash value along with a meaningful stake in a combined company with exciting growth opportunities,” said Mr. Herring. “Covance generates more safety and efficacy data for the approval of innovative medicines than any other company in the world, and LabCorp has longitudinal diagnostic data from more than 75 million patients. This combination leads the way to more cost-effective healthcare by improving the safety and efficacy of drug therapies, enabling accurate patient diagnostics, and advancing evidence-based medicines which will enable our clients to substantiate the value of their products and services to patients and payors. The result will be improved health outcomes and reduced treatment costs. LabCorp and Covance also share similar corporate cultures and values, and we are excited for our employees to benefit from greater opportunities as part of a larger and more diversified global company.”

The transaction is expected to close in the first quarter of 2015 and is subject to Covance shareholder approval, regulatory approvals and customary closing conditions. LabCorp intends to finance the cash portion of the acquisition through a combination of cash on hand (including Covance overseas cash) and fully committed debt financing from BofA Merrill Lynch and Wells Fargo Bank, NA.

Lazard, BofA Merrill Lynch, and Wells Fargo Securities, LLC are serving as financial advisors to LabCorp. Sullivan & Cromwell LLP and Hogan Lovells are LabCorp’s legal counsel. Goldman Sachs & Co. is serving as financial advisor to Covance, Cravath, Swaine & Moore LLP is its legal counsel and Covington & Burling LLP is serving as its antitrust counsel.

Conference Call

A conference call is scheduled today at 8:00 a.m. EST, which is available by dialing 877-280-4955 (857-244-7312 for international callers). The access code is 93344352. A telephone replay of the call will be available through November 10, 2014 and can be accessed by dialing 888-286-8010 (617-801-6888 for international callers). The access code for the replay is 69063469. A live online broadcast of the call will be available at http://www.LabCorp.com/ or at http://www.streetevents.com/ beginning at 8:00 a.m. EST. A slide presentation may be accessed at http://www.LabCorp.com/ and will be available for download from the website prior to the conference call.

About LabCorp®

Laboratory Corporation of America® Holdings, an S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $5.8 billion in 2013, over 34,000 employees worldwide, and more than 220,000 clients, LabCorp offers more than 4,000 tests ranging from routine blood analyses to reproductive genetics to companion diagnostics. LabCorp furthers its scientific expertise and innovative clinical testing technology through its LabCorp Specialty Testing Group: The Center for Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc, The Center for Esoteric Testing, Litholink Corporation, Integrated Genetics, Integrated Oncology, Dianon Pathology, Monogram Biosciences, Inc, Colorado Coagulation, Cellmark Forensics, MedTox, and Endocrine Sciences. LabCorp conducts clinical trials testing through its LabCorp Clinical Trials division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our organization, visit our website at: www.labcorp.com.

About Covance

Covance, the world’s most comprehensive drug development company and a leader in nutritional analysis, is dedicated to advancing healthcare and delivering Solutions Made Real™. The company, headquartered in Princeton, New Jersey, has annual revenues greater than $2.5 billion and more than 12,500 employees located in over 60 countries. Information on Covance’s solutions, recent press releases, and SEC filings can be obtained through its website at www.covance.com.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America® (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp. This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CONTACTS:

LabCorp Stephen Anderson 336-436-5076 OR Sard Verbinnen & Co George Sard/Andrew Cole/Brooke Gordon 212-687-8080	Covance Paul Surdez 609-452-4807 OR Joele Frank, Wilkinson Brimmer Katcher Joele Frank/Kelly Sullivan/Joe Crisci 212-355-4449